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SEC
Mail Processing
Section
MAR 01 2018
Washington DC
408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 42116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mariner Group Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
500 Mamaroneck Ave.
(No. and Street)

Harrison (City) New York (State) 10528 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald J. Rubin 914-798-4218
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name -- *if individual, state last, first, middle name*)

1301 Avenue of the Americas (Address) New York (City) New York (State) 10019 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DM

OATH OR AFFIRMATION

I, William Turchyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariner Group Capital Markets, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[Signature]
Signature

President
Title

[Signature]
Notary Public

Christopher M. Munson
Notary Public, State of New York
No. 01MU6135770
Qualified in Westchester County
Commission Expires 3/26/22

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mariner Group Capital Markets, LLC

Index

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
Mariner Group Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mariner Group Capital Markets, LLC (formerly known as of Mariner Group Capital Markets, Inc.) (the "Company") as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mariner Group Capital Markets, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Mariner Group Capital Markets, LLC's auditor since 1995.

CohnReznick LLP

New York, New York
February 28, 2018

Mariner Group Capital Markets, LLC

Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$ 86,402
Other assets	754
Total	$ 87,156

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses	$ 367
Total liabilities	367
Member's equity	86,789
Total	$ 87,156

See Notes to Financial Statements.

Mariner Group Capital Markets, LLC

Statement of Income
Year Ended December 31, 2017

Revenues:	
Concessions and private placement fees	$ 1,529,867
Total	1,529,867
Expenses:	
Concessions	1,391,627
General and administrative	94,919
Total	1,486,546
Net income	$ 43,321

See Notes to Financial Statements.

Mariner Group Capital Markets, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2017

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity	Total Member's Equity
	Shares	Amount				
Balance, January 1, 2017	1,000	$ 237,778	$ 542,000	$ (736,310)	$ 43,468	
Merger of Mariner Group Capital Markets, Inc. into Mariner Group Capital Markets, LLC	(1,000)	(237,778)	(542,000)	736,310	(43,468)	$ 43,468
Net income						43,321
Balance, December 31, 2017	-	$ -	$ -	$ -	$ -	$ 86,789

See Notes to Financial Statements.

Mariner Group Capital Markets, LLC

Statement of Cash Flows
Year Ended December 31, 2017

Operating activities:	
Net income	$ 43,321
Adjustments to reconcile net income to net cash provided by operating activities - changes in operating assets and liabilities:	
Other assets	253
Accrued expenses	(6,759)
Net cash provided by operating activities and net increase in cash	36,815
Cash, beginning of year	49,587
Cash, end of year	$ 86,402

See Notes to Financial Statements.

Mariner Group Capital Markets, LLC

Notes to Financial Statements

December 31, 2017

Note 1 - Organization and summary of significant accounting policies:

Organization:

Mariner Group Capital Markets, LLC (the "Company"), a Delaware Limited Liability Company, (formerly Mariner Group Capital Markets, Inc., a New Jersey corporation) is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides brokerage services in connection with the private placement of securities and is reimbursed for the related direct expenses it incurs. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule. The Company has not entered into an agreement with a clearing broker as of December 31, 2017 and, accordingly, the Company has not carried customer accounts, taken custody of securities or extended margin credit to its customers.

On September 15, 2017, Mariner Partners, Inc. ("MPI") entered into a Securities Purchase Agreement with ORIX Global Asset Management, LLC ("OGAM"), where OGAM agreed to purchase the Company, subject to FINRA approval. On November 8, 2017, FINRA approved the transaction. OGAM is a wholly owned subsidiary of ORIX Corporation, a public traded company.

On November 13, 2017 Mariner Group Capital Markets, Inc. merged into the Company. On November 14, 2017, MPI sold the Company to OGAM.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Concessions:

Concessions and related clearing expenses are recorded on the accrual basis of accounting based on the trade-date. For the year ended December 31, 2017, concession revenue was earned from two advisors the Company had agreements with.

During 2017, the Company transferred to an affiliate, its agreements it had with two advisors and did not enter into any new introducing broker agreements.

Income taxes:

For the period through November 12, 2017 the Company had elected to be treated as an "S" Corporation under certain sections of the Internal Revenue Code. Under these sections, corporate income, in general, is taxable to the stockholder based on the stockholder's proportionate interest in the corporation. The Company had also elected to be treated as an "S" Corporation for New Jersey and New York State income tax purposes.

The Company's U.S. federal and state income tax returns prior to fiscal year 2014 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the period through November 12, 2017.

For the period from November 13, 2017 (date of merger to LLC) to December 31, 2017, income or loss of the Company is allocated to the individual member for inclusion in their respective tax returns. Accordingly, no provision is made for federal, state or local income taxes in the accompanying financial statements, nor are any income taxes payable by the Company.

The Company follows the provisions issued by the FASB relating to accounting for uncertainty in income taxes which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements, which is applicable to all open tax years. The open tax year for the Company is 2017. The Company does not have any unrecognized tax at December 31, 2017. Also, the Company recognizes interest and, if applicable, penalties for any uncertain tax positions as a component of income tax expense. No interest or penalty expense was recorded, or accrued, by the Company for the period from November 13, 2017 (date of merger to LLC) to December 31, 2017.

Note 2 - Cash:

The Company maintains cash deposits with a major financial institution. At times, such deposits may exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with financial institutions that have high credit ratings.

Note 3 - Revenue recognition:

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The ASU is effective for the Company in January 2018 under a modified retrospective approach. The Company's implementation efforts included identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. Based on implementation work to date, the Company has concluded that the ASU did not have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

Note 4 - Concentration of revenue:

The Company had one advisor whose revenue individually represented approximately 90% of the Company's total revenue.

Note 5 - Related party transactions:

The Company paid concessions of $1,391,627 to an affiliate during the year ended December 31, 2017 relating to investment regulatory advice and rent related to office space.

The Company has entered into an expense sharing agreement (the "Agreement") with its affiliate wherein the affiliate and the Company will provide each other with a variety of services related to the Company's business and have agreed to compensate the other for such services rendered in accordance with the terms of the Agreement. For the year ended December 31, 2017 the affiliate charged the Company $19,802 for such services.

It is anticipated that the Company will incur a loss during 2018. The Company will be reliant upon OGAM to provide it with sufficient liquidity to meet all its financial obligations as well as maintain its net capital requirements.

Note 6 - Error:

On February 17, 2017, prior to the issuance of the December 31, 2016 audited financial statements, the Company received $904,847 of incentive fee based concession income. On February 22, 2017, the Company recorded and made payment of discretionary concession expense for the same amount of $904,847. Subsequent to the issuance of the 2016 audited financial statements, it has been determined that these amounts related to the year ended December 31, 2016. For the year ended December 31, 2017 these amounts have been recorded on the Statement of Income and are included in Concession income and Concession expense with no material impact on the Company's 2017 and 2016 Computation of Net Capital, Statement of Income and Statement of Changes in Member's Equity.

Note 7 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $86,035, which was $81,035 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0043 to 1.

Note 8 - Subsequent events:

The Company has evaluated subsequent events through February 28, 2018, which is the date the financial statements were available to be issued.

Mariner Group Capital Markets, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2017

Net capital:		
Member's equity	$	86,789
Deduct nonallowable assets - other assets		754
Net capital	$	86,035
Aggregate indebtedness - total liabilities	$	367
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$	5,000
Excess net capital over minimum net capital	$	81,035
Net capital less greater of 10% of aggregate indebtedness or 120% of $5,000 minimum net capital required	$	80,035
Ratio of aggregate indebtedness to net capital		0.43%

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Registered Public Accounting Firm.

Mariner Group Capital Markets, LLC

Schedule II - Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2017

The Company claims exemption under the exemption provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption in paragraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.

See Report of Independent Registered Public Accounting Firm.

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
Mariner Group Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mariner Group Capital Markets, LLC (formerly Mariner Group Capital Markets, Inc.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mariner Group Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) Mariner Group Capital Markets, LLC stated that Mariner Group Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mariner Group Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mariner Group Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
February 28, 2018

Mariner Group Capital Markets, LLC
Exemption Report

Mariner Group Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Mariner Group Capital Markets, LLC

I, William Turchyn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Donald Rubin, CPA
Title: Financial and Operations Principal
February 28, 2018

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member
Mariner Group Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Mariner Group Capital Markets, LLC (formerly Mariner Group Capital Markets, Inc.) (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2017, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
February 28, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

4*4*****846*******************ALL FOR AADC 105
42116 FINRA DEC
MARINER GROUP CAPITAL MARKETS INC
500 MAMARONECK AVE 4TH FL
HARRISON, NY 10528-1633

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 2,294

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,927)
7/25/17
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 367

E. Interest computed on late payment (see instruction E) for______days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 367

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 367

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MARINER GROUP CAPITAL MARKETS INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of JANUARY, 20 18.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,529,867
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,529,867
2e. General Assessment @ .0015	$ 2,294 (to page 1, line 2.A.)